Gregory J. Schmitt (214) 855-4035 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	Austin, Texas (512) 499-3800 Chicago, Illinois (312) 425-3900 Houston, Texas (713) 951-3300 Los Angeles, California (310) 820-8800 San Antonio, Texas (210) 246-5000 Washington, D.C. (202) 326-1500
March 16, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp.
Registration Statement on Form S-4
Filed December 16, 2005
File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form S-4 of Sand Hill (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Humphrey P. Polanen, dated January 27, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Registration Statement on Form S-4.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

General

1.	Please revise to include a question and answer to address whether or not St. Bernard Software, Inc. (St. Bernard) shareholders are voting on this merger.

The Amended S-4 has been revised to make it a joint proxy statement/prospectus that will be used at both the Sand Hill special meeting and the St. Bernard Software, Inc. (“St. Bernard”) special meeting.

Registration Fee Table

2.
The amount of 9.95 million shares of common stock being registered times the proposed maximum offering price would appear to equal $51,740,000 as the proposed maximum aggregate offering price. Please revise the fee table accordingly. Also, please reconcile the maximum number of shares being registered with the disclosure on the prospectus cover page that the individuals will receive their pro rata share of 10,880,000 shares of common stock.

The Amended S-4 has been revised to show that the proposed maximum aggregate offering price is $51,740,000 and to revise the registration fee. We supplementally advise the Staff that it is not anticipated that Sand Hill will be issuing 10,880,000 shares of common stock upon the consummation of the merger. It is anticipated that Sand Hill will issue 9,759,600 shares of common stock (the difference between this amount and the 9,950,000 shown on the face of the Amended S-4 represents an estimate of additional shares issuable for purchase price adjustments) upon the consummation of the merger. The difference between the 10,880,000 figure and the 9,759,600 figure represents the number of shares that will underlie the replacement options and warrants that Sand Hill will issue upon consummation of the merger. The disclosure throughout the Amended S-4 has been clarified on this point.

Prospectus Cover Page

3.	After the complete mailing address, please include the telephone number of your principal executive offices.

The Amended S-4 has been revised to include the suggested disclosure.

4.
We note that Sand Hill IT Security Acquisition Corp. (Sand Hill) shareholders will also be voting to “remove certain provision related to a business combination that were put in place as a result” of you being a shell company. On page 76, you only discuss the benefit of changing the name of the company. Please revise your disclosure to discuss the “certain provisions” to be removed and explain the reasons for such removal.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

5.
Clearly state the number of shares of common stock being registered in this offering. Also, if the registration statement will cover options and warrants, please clearly disclose the number of options and warrants being registered and include in the fee table.

We supplementally advise the Staff that the registration statement is not covering the issuance of options and warrants being assumed by Sand Hill in the merger. The Company intends to file a Registration Statement on Form S-8 to cover the exercise of the replacement options being issued by Sand Hill in connection with the merger. The Amended S-4 has been revised to register an additional 1,120,400 shares of common stock which may be issued to St. Bernard option and warrant holders if all presently outstanding St. Bernard options and warrants are exercised prior to the close of the merger.

6.
Please explain the statement that you will not issue excess common stock or replacement options or warrants “other than with respect to purchase price adjustments.” This does not appear to fall within Rule 416 of Regulation C.

The Amended S-4 has been revised to remove such statement wherever it appears.

7.
We note the statement that the Sand Hill board has determined the various agreements and transaction are fair and in the best interests of Sand Hill and its stockholders. Please disclose immediately after this statement whether you have obtained a fairness opinion.

The Amended S-4 has been revised to include the suggested disclosure.

8.
Please provide the phone number that may be used by security holders to request the information not included or delivered with the document. See Item 2 of Form S-4. Furthermore, the complete information required by Item 2 of Form S-4 should be highlighted by print type or otherwise.

The Amended S-4 has been revised to include the suggested disclosure. The information required by Item 2 of Form S-4 has been highlighted by bolding it.

Questions and Answers, page 1

9.
We note the references to IDC as stating St. Bernard had the number one market position in web-filtering appliances. Please clarify the business of IDC, the context in which such statement was made, and whether there is any relationship between IDC and Sand Hill or St. Bernard.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

10.
In the first question and answer on page two, we note you assert that St. Bernard has had solid growth. You attempt to substantiate such growth by citing the 41 percent revenue growth that was experienced during the last third quarter as compared to the previous third quarter. Considering you have not provided the revenue figures for the respective third periods, the revenue growth noted in this answer should be revised to one that can be substantiated by the disclosure provided in your prospectus.

We supplementally advise the Staff that the revenue growth figure has been revised to one that relates to the financial statements filed with the Amended S-4.

11.	Please revise to reconcile the 19.5 percent figure on page 3 which represents the current ownership of initial stockholders with the 19.6 percent figure disclosed in the cover page disclosure.

The Amended S-4 has been revised to change the 19.5% to 19.6% in every place where it previously appeared.

12.
On page seven, please revise the answer to the second question to reflect if you have already acquired an executed letter of intent which would extend your deadline for effecting the business combination.

The Amended S-4 has been revised to reflect that the date by which Sand Hill must complete a business combination or begin to liquidate is July 27, 2006.

Summary, page 9

13.
On page nine, we note that you refer to St. Bernard as a “leading independent supplier of IT security software.” Please revise to substantiate or provide a cross reference to the disclosure in this document that substantiates your claim that St. Bernard is a “leading” supplier of IT security software.

The Amended S-4 has been revised to delete the word “leading” and replace it with the word “recognized.”

14.	Please revise to explain your use of the term “appliance” here.

The Amended S-4 has been revised to include the suggested disclosure.

15.
We note the statement that if a business is not consummated within the stated time period then the officers and directors of Sand Hill will take “all actions necessary to dissolve and liquidate Sand Hill within 60 days.” The Form S-l indicates that if a business is not consummated, then you will “promptly” distribute the amount in the trust fund. Please revise the disclosure accordingly.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

16.
On page 10, we note your reference to being awarded the Deloitte “Technology Fastest 50” award. Please revise to clarify that it is the fastest 50 award “of San Diego.” Also, please disclose the year St. Bernard received this award.

The Amended S-4 has been revised to include the suggested disclosure.

17.
Please revise to explain how St. Bernard’s sales cycles are shorter than an “enterprise” level sale so that ordinary investors can understand your disclosure. In that regard, please explain your use of the term “‘enterprise’ level” and discuss what level St. Bernard’s sales are on.

The Amended S-4 has been revised to include the suggested disclosure.

18.
Please revise to define your use of the acronym “URL” the first time you use it. Also, revise to explain the URL database service in relation to your product offerings. For instance, if it related to your filtering products, please state so.

The Amended S-4 has been revised to include the suggested disclosure.

19.	It appears that the stock option plans are attached as Annexes C, D, and E rather than Annexes B, C and D. Please revise the disclosure on page 13.

The Amended S-4 has been revised to correct these references.

20.
We do not understand the reference to the “414,861 shares of common stock issued as part of units” in your initial public offering. Are the referenced shares any different than the other shares included in the units offered? Please advise.

We supplementally advise the Staff that the reference to “414,861 shares of common issued as part of units” refers to shares of the common stock of Sand Hill that are still part of the units issued by Sand Hill in its initial public offering. For voting, conversion and liquidation purposes these shares of common stock are deemed to be outstanding, but they are merely reflected as being part of units on the records of Sand Hill’s transfer agent. The Amended S-4 has been revised to remove the references to “shares of common stock issued as part of units” as it does not convey meaningful information to Sand Hill stockholders.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

21.
On page 15, we note that “if the merger is not completed, then these shares will not be converted into cash at this time.” If the merger is not approved, it appears that you would have to liquidate unless you already have a merger candidate targeted. Please revise to reflect the economic impact of the merger not being approved.

The Amended S-4 has been revised to include the suggested disclosure.

22.
Please confirm that the information provided over the Internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

We supplementally advise the Staff that the information provided over the Internet or by telephone will be consistent with the written proxy statement and proxy card. We also confirm that the information will comply with Rule 14a-4.

23.
Please revise to briefly disclose here and in the risk factors section that non-votes, broker non-votes, and abstentions will prevent your shareholders from exercising their conversion rights, if true.

The Amended S-4 has been revised to include the suggested disclosure.

24.
We note the numerous blanks throughout the registration statement. Please provide the disclosure and update as necessary. For instance, we note the disclosure on page 16 that shares acquired by officers, directors and affiliates of Sand Hill in or after the initial public offering represent ___%.

We note the Staff’s comment and have attempted to provide the necessary disclosure where that information is available and will update the disclosure as necessary.

25.
On pages 16 and 17, please revise to briefly discuss the warrants that are owned by Humphrey Polanen pursuant to his agreement with I-Bankers Securities and Newbridge Securities to purchase warrants during the first 40 days of separate trading.

The Amended S-4 has been revised to set out the warrants owned by Mr. Polanen.

26.
On page 17, we note that Mr. Polanen is personally liable for debts in excess of the non-trust proceeds. Please revise to quantify the approximate amount he would owe in such event so that investors can fully understand his interest.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

27.	To the extent that any compensation arrangements have been determined or entered into with your current officers, directors, or initial shareholders, please revise to disclose such arrangements.

We supplementally advise the Staff that there have been no compensation arrangements determined or entered into with any current officers, directors or initial shareholders.

28.
We note that a condition of the merger is that at the time of the consummation Sand Hill must have at least $21,350,000 plus accrued interest in the trust account. Please state the current balance of the trust account (without including interest) and discuss the impact this provision will have upon the ability to complete the merger if any shareholders, up to 19.9% of the public shareholders, decide to convert. We may have further comment.

The Amended S-4 has been revised to include the suggested disclosure and to indicate that the $21,300,000 condition is net of amounts required to redeem shares of Sand Hill common stock properly converted.

29.
At the bottom of page 20, we note that a special meeting of the St. Bernard stockholders is required to be held within 25 days of the effectiveness of this registration statement. It would appear from that disclosure that a vote by the St Bernard is still required to approve this merger. However, the disclosure in this document does not appear to address or be intended for the St. Bernard shareholders even though it is filed with the Commission to register the issuance of shares to St. Bernard’ s equity holders. Please revise accordingly or advise. If this document is revised and provided to St. Bernard equity holders, please revise discuss the investment decision they will have to make and revise to discuss, in the appropriate section, any dissenters and appraisal rights they may have. We may have further comment.

We supplementally advise the Staff that the Amended S-4 has been revised so that it is now a joint proxy statement/prospectus that will be delivered to St. Bernard’s stockholders. The Amended S-4 has been revised to include the suggested disclosure.

30.	Please clarify the “certain conditions” where St. Bernard has agreed to pay Sand Hill a termination fee of $1,750,000.

The Amended S-4 has been revised to include the suggested disclosure.

Selected historical and pro forma consolidated financial information

Sand Hill selected historical financial data, page 24

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

31.	Please revise to include consolidated statement of operations data from the period from April 15, 2005 (inception) to September 30, 2005.

The Amended S-4 has been revised to include the suggested disclosure.

St. Bernard selected historical financial data, pages 24 and 25

32.	Please revise to include the selected financial data for each of the last five fiscal years as required by Item 301 of Regulation S-K.

The Amended S-4 has been revised to include the suggested disclosure.

Selected Unaudited Pro forma Combined Financial Information, page 26

33.	Please revise to explain your use of the phrase “assumes 100% conversion” in your table on page 26. Also, revise to clarify the assumption used in outlining the figures in the second table on page 26.

The Amended S-4 has been revised to include the suggested disclosure.

Comparative per share information, page 28

34.
Pursuant to Item 301 of Regulation S-K, please revise to present historical and pro forma per share data of Sand Hill and historical and equivalent pro forma per share data of St. Bernard for the following Items:

-            book value per share as of the date for which financial data is presented; and
-	cash dividends declared per share for the periods for which financial data is presented.

The Amended S-4 has been revised to include the suggested disclosure. We supplementally advise the Staff that there have been no cash dividends paid to St. Bernard or Sand Hill for the periods presented.

35.
The pro forma net loss per share information for the periods presented here are not consistent with such disclosures on pages 108 through 113 (unaudited pro forma condensed consolidated financial statements). Please revise or advise.

The Amended S-4 has been revised and the information is now consistent.

Risk Factors, page 31

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

36.	Please revise the risk factor subheadings for risk factors 2, 4, 15 and 22 to clearly state the risk to the company and/or investors. Currently these subheadings merely state a fact.

The Amended S-4 has been revised to include the suggested disclosure.

37.
We note in risk factor two that St. Bernard has had a history of operating losses and has only recently “achieved profitability.” Please revise to reconcile that with the financial statements disclosure which indicates that St. Bernard has only suffered losses in every period.

The Amended S-4 has been revised to delete the reference to “and has only recently achieved profitability.”

38.
Risk factor three appears to address two risks: first the risk that St. Bernard is not able to properly manage its direct sales efforts, and second, the risk associated with their reliance on third parties in the distribution of their products. If each risk is material, please revise to discuss each in a separate risk factor.

We supplementally advise the Staff that the Amended S-4 has been revised so that the third risk factor addresses only direct and OEM distribution channels and that the next two risk factors have been combined to address the indirect distribution channel risk.

39.	Risk factors three, four and five appear to address the risk of relying on third parties in St. Bernard’s distribution process. Please revise to remove repetitious risk factors.

Please see the answer to comment 38 which addresses this comment.

40.
Risk factors six and seven appear to already be addressed in risk factor one. All three noted risk factors discuss St. Bernard’s reliance on a limited product line and the risk associated with having concentrated product offerings. Please revise to remove repetitious risk factors.

The Amended S-4 has been revised as suggested.

41.
Risk factor eight appears to be a risk that affects companies both in and outside of your industry. Most companies’ values are affected by negative revenue results. Please revise to discuss how the risk is specific to you or remove the risk factor.

The Amended S-4 has been revised to delete the referenced risk factor.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

42.	In risk factor 12, please revise to define your use of the term “open source community” so that investors can adequately understand the risk you are disclosing.

The Amended S-4 has been revised to include the suggested disclosure.

43.
Please revise to explain your use of the term “commoditization” in risk factor 13. Additionally, risk factors are intended to highlight and briefly discuss material risks. You have provided too much detail in risk factor 13. Please revise the risk factor to be concise and briefly discuss the material risk. The extended discussion of the risk should be discussed later in the document.

The Amended S-4 has been revised to delete the term commoditization. The former risk factor 13 has been revised to make it more concise and to highlight the material risks.

44.	It appears that risk factors 11 and 15 address a similar risk - the risk associated with enhancing and developing new products. Please revise to combine the risk factors or advise.

We supplementally advise the Staff that we believe that the risk addressed in the former risk factors 11 and 15 are substantively different. The former risk factor 11 addresses the need to develop and upgrade new products, while the former risk factor 15 addresses the need to keep St. Bernard’s databases current so as not to lose existing customers.

45.
The risks that a company may lose its key personnel or is unable to hire new employees are risks that exist for companies in and outside of your industry. Please revise risk factors 18 and 19 to discuss how the risks are specific to you or remove the risk factor.

The Amended S-4 has been revised to delete these risk factors.

46.
Risk factor 25, changes in financial accounting standards, appears to be a generic risk that would apply to all public reporting companies. Please revise to discuss how this risk is specific to your company or remove.

The Amended S-4 has been revised to delete this risk factor.

47.	In discussing the interests of management in risk factor 31 and later in the document, please revise to quantify the number of warrants owned and the consideration to be received by them.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

48.	In risk factor 32, please revise to quantify the “significant portion” that will allow management of the combined company to exert control over matters requiring stockholder approval.

The Amended S-4 has been revised to include the suggested disclosure and to revise the risk factors to indicate that such persons will have an ability to influence, rather than control, items requiring stockholder approval.

The Merger Proposal, page 50

49.
In discussing the background of the merger, please revise to discuss your activities after you contacted St. Bernard and had to wait for them to respond in February 2005. Clarify when you commissioned Trusted Strategies to conduct an industry survey. Disclose the terms of this arrangement, including any fee paid. Clarify when the survey was conducted and when the information was provided to Sand Hill. If material, the agreement with Trusted Strategies should be filed as an exhibit. Also, please revise to quantify the number of companies you considered and were introduced to by Trusted Strategies.

The Amended S-4 has been revised to include the suggested disclosure. We supplementally advise the Staff that the Trusted Strategies agreement is not material to Sand Hill and, therefore, has not been filed as an exhibit.

50.	Please revise to discuss if you have already compensated Trusted Strategies and Software Equity Group for their role in your business plan and quantify the amount you owe or have paid.

The Amended S-4 has been revised to include the suggested disclosure.

51.
On page 54, we note that the transaction is “efficiently structured, attractively valued as compared against weighted industry averages.” Besides discussing how management arrived at its conclusion, please revise to discuss how this transaction is “efficiently structured” and “attractively valued.” We may have further comment.

We supplementally advise the Staff that we have removed the phrase “efficiently structured, attractively valued as compared against weighted industry averages" wherever it appears.

52.
We note the statement that “St. Barnard has reached operating profit breakeven and…is operating at a position cash flow.” Please provide the basis for these statements, as the most recent financial statements for the interim period of the nine months ended September 30, 2005 indicate a net loss and negative cash flows from operations.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

We supplementally advise the Staff that such disclosure has been removed from the Amended S-4.

53.
On page 55, we note that you determined that a fairness opinion was not needed. Please revise to explain how you determined that St. Bernard’s fair market value is at least 80 percent of the proceeds you have in trusts. Disclose the valuation placed upon St. Bernard and disclose how you arrived at the valuation. Also, revise to explain how this merger is fair to your shareholders taking into account that they are effectively contributing approximately $21 million and will only own 34.4 percent of the resulting company.

The Amended S-4 has been revised to include the suggested disclosure.

Material United States Federal Income Tax Consequences of the Merger, page 55

54.	Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

A form of the required tax opinion has been filed as an exhibit to the Amended S-4.

The Merger Agreement, page 59

55.
On page 65, we note that while the merger has been approved by St. Bernard’s board, they are still able to entertain other proposals and if such proposals arc deemed “superior” that they will be able to withdraw their approval. Please revise to clarify if any penalty may be assessed as a result of St. Bernard deciding on an alternative superior proposal.

The Amended S-4 has been revised to include the suggested disclosure.

The Amendment Proposal, page 76

56.	Please discuss the provisions of the certificate of incorporation that will be voted upon for removal. Annex B appears to be the certificate of incorporation if this proposal is approved.

The Amended S-4 has been revised to include the suggested disclosure.

Information About St. Bernard, page 84

57.	Please discuss the development of St. Bernard, as required by Item 101(a) of Regulation S-K.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

58.
In deciding to vote on this transaction, your shareholders are making an investment decision that relates to how the funds raised in your initial public offering will be used. Because this is their first opportunity to actually evaluate the use of the funds they have contributed, please revise to discuss in detail the intended use of the proceeds held in trust. Provide the disclosure in such detail as that required by Item 504 of Regulation S-K.

The Amended S-4 has been revised to include the suggested disclosure.

59.	In disclosing each of St. Bernard’s products, please revise to disclose how long each has been in the market.

The Amended S-4 has been revised to include the suggested disclosure.

60.	Please explain the reference to “EAL4+ certified” on page 85.

The Amended S-4 has been revised to include the suggested disclosure.

61.	Provide the basis for the statement on page 86 that “since 1995, OFM has been the leading open file management solution” or remove.

The Amended S-4 has been revised to remove the statement.

62.
In order to aid investors’ understanding of the risk factor that discusses the risk associated with your distribution channels, please revise to quantify, if possible, the percentage of your sales through your direct efforts and those of third parties.

The Amended S-4 has been revised to include the suggested disclosure.

63.	Please explain the statement that “St. Bernard believes that its VAR partner program provides one of the best programs for VARs that the industry has to offer.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

64.
We note in the last sentence on page 87 that your deferred revenue includes subscriptions and maintenance orders that have not been paid by St. Bernard’s customers, are included in accounts receivable, and that do not otherwise satisfy its revenue recognition criteria. Tell us how your accounting treatment is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion.

We supplementally advise the Staff that subscription and maintenance orders that have not been paid by St. Bernard’s customers, are included in accounts receivable and that do not otherwise satisfy revenue recognition criteria include only subscription and maintenance associated with purchases of new hardware appliances and software licenses that have a maintenance and subscription element that was also purchased. St. Bernard nets advanced billing receivable amounts for future unearned maintenance and subscription renewals against the related amount in deferred revenue until such time as the legal right to collection of the receivable amount has been established.

65.
On page 89, we note that St. Bernard believes that it has a “unique position” which allows it to have an advantage. Please revise to further discuss St. Bernard’s unique position and explain how it creates an advantage for them.

The Amended S-4 has been revised to delete that sentence.

66.	We note the disclosure in note 10 to the financial statements relating to a major supplier. Disclose the reliance upon the material supplier and name the supplier.

The Amended S-4 has been revised to include the suggested disclosure.

67.
In discussing St. Bernard’s patents on page 90, please revise to disclose the patent number or patent application numbers. Disclose when the one patent you currently hold was issued. Also, discuss how the patent/application relates to your products.

The Amended S-4 has been revised to include the suggested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 92

68.
In an effort to enhance your disclosure surrounding the year over year (and interim) comparisons of revenue and cost of revenue, consider providing other information that would supplement an investor’s understanding of your business. For example, your discussion of the increases in subscription revenues should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations, such as renewal rates or revenue growth from new business. Please revise as necessary.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

69.
On page 92, we note that St. Bernard’s customers include “many leading global corporations.” Please revise to clarify if they acquired this business before they decided to focus on Small to Medium Enterprises.

The Amended S-4 has been revised to include the suggested disclosure.

70.
When discussing your financial results on page 93, disclose the total net loss, in addition to net loss per share. Discuss any known trends, events and uncertainties that may affect your business. For example, discuss the net losses to date.

The Amended S-4 has been revised to include the suggested disclosure.

71.
Please advise why the disclosure regarding the software license agreement discussed on page F-33 is not included in your discussions of contractual commitments on page 101. If material, the agreement should be filed as an exhibit.

We supplementally advise the Staff that the disclosure regarding the license agreement discussed on the previous page F-33 is not included in the discussion of contractual commitments because of the existence of a provision that allows the agreement to be cancelled by St. Bernard upon ninety days notice. If cancelled, all future financial obligations terminate. Intellectual property provisions protecting the parties survive the cancellation of the agreement. The agreement was cancelled in December of 2005 and will terminate on March 30, 2006.

Comparison of nine months ended September 30, 2005 and 2004, page 97

72.
We note that cost of revenue as a percentage of net revenue increased for the periods presented. Please discuss the reasons for the increase, explain whether this is a trend that will have an impact on St Bernard’s future liquidity and profitability. Refer to Item 303 of Regulation S-K.

We supplementally advise the Staff that the Amended S-4 no longer contains interim financial periods. The Amended S-4 has been revised to include the suggested disclosure for the periods presented.

73.
We note that even though St. Bernard experienced a decrease in selling and marketing expenses in the periods presented, management expects that such expenses will increase as a percentage of net revenue for the remainder of 2005. Please revise to discuss the reasons for the expected increase.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

We supplementally advise the Staff that the Amended S-4 no longer contains interim financial periods. The Amended S-4 has been revised to include the suggested disclosure for the periods presented.

Credit Facility, page 101

74.	Disclose the material terms of the credit facility agreement and file as an exhibit.

The Amended S-4 has been revised to include the suggested disclosure.

Information About Sand Hill

75.
Please revise your disclosure on pages 105 and 106 to further discuss your expenses since closing your initial public offering. Revise the discussion to highlight how you have expended the funds as compared to the disclosure in your Item 504 of Regulation S-K of the prospectus dated July 27, 2004. Also, clarify if there are any expenses that are payable as of the date of this filing.

The Amended S-4 has been revised to include the suggested disclosure. We supplementally advise the Staff that we have included the accounts payable figure for Sand Hill as of December 31, 2005. We will update this figure as necessary in subsequent filings.

76.
To the extent that “trust fund assets will be used to fund the excess cost of the merger” please revise to quantify such amount or provide an estimate of the amount to be paid by the trust proceeds are not currently quantifiable.

The Amended S-4 has been revised to include the suggested disclosure.

Directors and Management of the Combined Company, page 116

77.	Please disclose Mr. Polanen’s business experience from December 2003 to the present.

The Amended S-4 has been revised to include the suggested disclosure.

78.	Disclose the period during which Mr. Broomfield was CEO of Xtegra and the period during which he was CEO of Visualy. Disclose Mr. Broomfield’s business experience from August 2005 to the present.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

79.
If you elect to include disclosure or references to time periods outside of the required five years, such disclosure should be complete as required by Item 401 of Regulation S-K. Please revise accordingly.

The Amended S-4 has been revised to include the suggested disclosure.

Director and Officer Compensation, page 118

80.
We note that Mr. Pritchett is no longer an executive officer of St. Bernard. Item 18(a)(7)(ii) of Form S-4 requires the executive compensation for those individuals that will serve as a director or executive officer of the surviving company. Therefore, please remove Mr. Pritchett, unless he would fall within the definition of covered person by Item 402(a)(3)(iii) of Regulation S-K. Also, please provide the disclosure required by Item 402(a)(3)(ii) of Regulation S-K for the fourth executive officer.

The Amended S-4 has been revised to include the suggested disclosure.

81.	Provide the disclosure required by Item 402(g) of Regulation S-K relating to compensation of directors.

The Amended S-4 has been revised to include the suggested disclosure.

82.	Provide the disclosure required by Item 402(h) of Regulation S-K relating to employment agreements.

We supplementally advise the Staff that St. Bernard does not have any employment agreements.

83.
We refer to the disclosure in the first paragraph on page 121. It is not clear how you granted options to two advisors and one consultant for assisting in the due diligence investigation of St. Bernard in March of 2004. Please revise or advise. Also, please clarify if the shares underlying the options will be restricted once issued and identify the advisors and consultant that received the options.

We supplementally advise the Staff that these options were issued in January of 2005, not March of 2004, and the Amended S-4 has been revised to reflect this. These options were disclosed on Form 8-K, filed January 27, 2005. The Amended S-4 has been revised to include the suggested disclosure.

Certain Relationships and Related Transactions, page 121

84.	On page 122, we note that St. Bernard owes $178,000 to Mr. Jones. Please revise to discuss the material terms of the debt owed to Mr. Jones.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

85.
We note that Ai-Investments N.V. paid $5.00 per unit which includes three shares and a warrant that is exercisable into five shares. It is not clear how the one warrant which has five shares, at an exercise price of $1.25 per share, underlying will be converted into Sand Hill warrants. Please revise to clarify. Based on the disclosed exchange ratio, it appears that Ai-Investments will have effectively paid $5.00 to receive 1.26 shares of Sand Hill and a number of warrants. In discussing the rationale for determining the merger consideration, please revise compare the consideration paid by Ai-Investments and those paid by Sand Hill investors in the initial public offering.

The Amended S-4 has been revised to include disclosure regarding the economics of Ai- Investments N.V.’s investment in St. Bernard.

86.	It is not clear why the disclosure in note 4 on page F-33 is not included in this section. Please advise.

The Amended S-4 has been revised to include the suggested disclosure.

Beneficial Ownership of Securities, page 123

87.
We note that a number of the individuals disclosed in this section own warrants. In deciding not to include the shares underlying such warrants in the beneficial ownership disclosure, please revise to clarify if such warrants are exercisable within 60 days of the date of this registration statement.

We supplementally advise the Staff that the warrants are not exercisable until the consummation of the merger. Given the ongoing review by the Staff of the Amended S-4 and the need to set a record date that gives sufficient time for the holding of the Sand Hill special meeting, we do not believe that the warrants are exercisable within 60 days of the filing of the Amended S-4. We do believe that they will be exercisable within 60 days of when the registration statement goes effective and we supplementally advise the Staff that the warrants held by such persons will be included in their beneficial ownership of securities.

88.	Please provide the percent of class after the merger in the table on page 123.

The Amended S-4 has been revised to include the suggested disclosure.

89.	Disclose the control person(s) for each entity listed in the table.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

Price Range of Securities and Dividends, page 125

90.	Provide the disclosure required by Item 201 of Regulation S-K for St. Bernard. We direct your attention to Item 17(b )(2) of Form S-4.

The amended S-4 has been revised to include the suggested disclosure.

Change in accountants, page 134

91.
We note your change in accountants to Anton Collins Mitchell LLP to audit 2003 and 2004 and reappointment of MHM to audit 2005. Please revise to include the disclosures required by Item 304 of Regulation S-K regarding the independent accountants you engaged or changed during the two most recent fiscal periods.

The Amended S-4 has been revised to include the suggested disclosure.

92.
Please file a letter from your former accountants (Anton Collins and MHM) stating whether the accountants agree with your Item 304 disclosures, or the extent to which the accountants do not agree. Refer to Item 304(a)(3) of Regulation S-K.

The letters have been filed as exhibits to the Amended S-4.

93.
Please provide a detailed discussion regarding the reasons why MHM was terminated. Describe how the factors leading to MHM’s termination were mitigated before the reappointment of MHM to audit 2005. Your discussion should include how MHM met the Commission’s rule on independence and requirements of Rule 2-01 of Regulation S-X.

Since the audit for the year ended December 31, 2002, St. Bernard has engaged Nations Smith Hermes Diamond, which was acquired by Mayer Hoffman McCann P.C. in January 2005 to audit its consolidated financial statements as of the end of each of its fiscal years. In connection with the merger, Mayer Hoffman McCann P.C. informed St. Bernard that, as the result of certain assistance provided to it during the course of their audits, Mayer Hoffman McCann P.C. concluded that it did not meet the independence requirements of Rule 2-01(c)(4)(i) of Regulation S-X in connection with St. Bernard's fiscal years ended December 31, 2004 and 2003. Accordingly, on October 10, 2005, St. Bernard engaged Anton Collins Mitchell LLP. to re-audit its consolidated financial statements for that period in order to satisfy the requirements of the SEC. St. Bernard has engaged Mayer Hoffman McCann P.C. to audit its consolidated financial statements for the year ending December 31, 2005, and Mayer Hoffman McCann P.C. has informed St. Bernard that they meet applicable independence requirements of the SEC in respect of its 2005 fiscal year.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The reports of Mayer Hoffman McCann P.C. and Nations Smith Hermes Diamond (the predecessor firms) on St. Bernard's consolidated financial statements for the years ended December 31, 2004 and 2003, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the predecessor firms’ audits of St. Bernard's consolidated financial statements for the years ended December 31, 2004 and 2003, there were no reportable events and no disagreements with the predecessor firms on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of the predecessor firms would have caused the predecessor firms to make reference to the matter in their report. St. Bernard has requested Mayer Hoffman McCann P.C. to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter confirming its agreement is filed as an exhibit to the Amended S-4.

The report of Anton Collins Mitchell LLP on St. Bernard's consolidated financial statements for the years ended December 31, 2004 and 2003, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Anton Collins Mitchell LLP’s audit of St. Bernard's consolidated financial statement for the years ended December 31, 2004 and 2003, there were no reportable events and no disagreements with Anton Collins Mitchell LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Anton Collins Mitchell LLP would have caused Anton Collins Mitchell LLP to make reference to the matter in their report. St. Bernard has requested Anton Collins Mitchell LLP to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter confirming its agreement is filed as an exhibit to the Amended S-4.

Financial Statements

St. Bernard Software, Inc. and subsidiary

Statement of Operations, F-5

94.
We note that you recognize revenue from product sales (i.e. computer hardware and software), services (i.e. subscriptions, maintenance, technical support, and other related services), and licenses and royalties. Your current presentation does not appear to comply with Rule 5-03(b) of Regulation S-X. Please revise to state separately your revenue and cost of revenue for each significant revenue stream (i.e. product sales, services, and licenses and royalties) on the face of the statements of operations. Please ensure your policies for revenue and cost recognition (F-l1 through F-13) appropriately identify the nature and components of cost of sales relating to each category of revenue. Revise your discussions in MD&A accordingly.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

The Amended S-4 has been revised to include the suggested disclosure.

95.
It appears from your discussions in MD&A that your technical operations expenses include database maintenance and technical support expenses. Based on your revenue generating activities which include maintenance and technical support, it would appear that these costs should be included in cost of sales. Please revise or provide a detailed discussion to justify how your accounting treatment of these costs as expenses versus cost of sales is appropriate. Refer to Rule 5-03 (2) of Regulation S-X.

The Amended S-4 has been revised. Costs for maintenance and technical support have been reclassified to cost of sales in the accompanying financial statements for all periods presented.

Note 1 - Revenue and cost Recognition, F-11

96.
We note your deferred revenue disclosed is classified as current and long term. Disclose the amounts and the periods over which the amounts reported in deferred revenue will be earned and recognized in revenue.

The Amended S-4 has been revised to include the suggested disclosure.

Note 3 - Line of credit, F-15

97.
We note your disclosure that you are required to deliver all accounts receivable proceeds to the finance company. Please provide a detailed discussion regarding the arrangements with the finance company, clarify how this arrangement is similar to or different from factoring arrangements and justify the basis for your accounting treatment (cite the specific authoritative literature you used to support your conclusion). In your response, address the applicability of SFAS 140, specifically paragraphs (9) and (113). Please advise and revise you disclosure as necessary.

St. Bernard entered into a Loan and Security Agreement (the "Agreement") with a Finance Company (the "Lender") on July 17, 2001. The Loan and Security Agreement provides that the Lender will provide an extension of credit secured by St. Bernard’s collateral. All of the loans made under the Agreement are made pursuant to a line of credit in the maximum amount of $1,250,000.

The Agreement is an asset based line of credit. The line of credit advance limit is 80% of the eligible accounts receivable at the time of the request for funds. To be considered eligible, accounts receivable must be from customers located within the United States, are not more than ninety days old, cannot be from a customer that has over 25% of the total due to St. Bernard classified as ineligible, are from customers with whom St. Bernard has no debt (contras), are not from owners, shareholders or officers, are from customers that are not bankrupt and comply with St. Bernard’s warranties and representations to the Lender. The collection of accounts receivable is the primary means of repaying advances against the line of credit. In the event that the Agreement is terminated by St. Bernard, the entire unpaid balance is immediately due and payable. The Lender has a security interest in all of the assets of St. Bernard.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

In a traditional factoring arrangement, a company actually sells its receivables to another company, called a “factor” at a discount. After the sale, the accounts receivable balances are carried on the factor’s balance sheet since the title has been passed.

Because the factor then owns the receivable, it generally provides all the required credit, collection and accounting necessary to collect the receivables, including the assumption of the ultimate loss exposure from the client debtor. The important difference between factoring and asset based lending is ownership.

In St. Bernard’s asset based lending arrangement, accounts receivable are pledged to the lender as security for the loan, but St. Bernard retains ownership of the accounts receivable and the value of the receivables remain on the balance sheet. St. Bernard provides all the required credit, collection and accounting necessary to collect the receivables, including the assumption of the ultimate loss exposure from the customer.

The specific authoritative literature used by St. Bernard is as follows:

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - a Replacement of FASB Statement No. 12. Paragraph 9 of SFAS No. 140 sets guidelines for accounting for transfers and servicing of financial assets. As previously discussed, St. Bernard does not surrender control over accounts receivable to the asset-based lender and the four required conditions of surrendered control are not met. Paragraph 9 of SFAS No. 140 does not apply to St. Bernard’s asset based line of credit. Paragraph 113 of SFAS No. 140 set guidelines for accounting for transfers of receivables with recourse. Since no transfer of receivables is made to the asset-based lender, Paragraph 113 of SFAS No. 140 does not apply to St. Bernard.

Note 5 - Income Taxes, F-16

98.
We note that you have a net deferred tax asset of $1,059,000 as of December 31, 2004 and 2003. Please provide a detailed analysis supporting your basis for not providing a full valuation allowance (i.e. justify how you determined the deferred tax assets are recoverable). Refer to SFAS 109. Please advise or revise.

SFAS No. 109 requires that St. Bernard reduce its deferred tax asset by a valuation allowance, if, based on the weight of the available evidence, it is more likely than not that all or a portion of the deferred tax asset may not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during periods in which those temporary differences are deductible.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

As of December 31, 2005, St. Bernard prepared an analysis of the various expense and deduction differences between regulatory tax reporting and financial statement reporting and a forecast of financial statement and tax earnings.

The financial outlook for 2006 anticipates book income of $945 thousand and an increase in deferred revenue of $4.0 million. Taxable income for 2006 and 2007 is projected to be approximately $2,000,000 in each year. Book and tax differences for the company are primarily due to differences between the recognition of revenue between financial reporting and income tax basis.

As a result of the analysis, the management of St. Bernard believes it is more likely than not that taxable income of approximately $2.0 million will be reported for calendar 2006, and that it is even more likely that taxable income of at least $2,700,000 will be reported for 2006 and 2007 combined. The total deferred tax asset at December 31, 2005 is approximately $10.1 million.

Based on the available evidence and in the judgment of management, it is more likely than not that the $1.059 million tax asset recorded in the financial statements will result in deductible amounts that will offset future tax liabilities. A valuation allowance for the entire remaining tax asset of approximately $9.1 million has been recognized since, based on the available evidence and in the judgment of management, it is not, more likely than not that some or all of the remaining deferred tax asset will be realized.

Note 10 - Concentrations

Sales and revenue, F-23

99.
We noted your disclosure that you operate within one business segment, Secure Content Management; however, it is not clear how you arrived at this conclusion. Please refer to the guidance of SFAS 131 and clarify your disclosure. Also, tell us who your chief operating decision maker (CODM) is and provide us with a detailed analysis supporting your accounting conclusion. To assist us in understanding your response, provide us with a copy of the monthly reporting package that the CODM utilizes in making decisions on how to allocate resources and assess performance.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

Detailed Analysis

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes standards for the reporting of information about operating segments, products and services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

The chief operating decision maker for St. Bernard is John Jones, the Company CEO.

St. Bernard’s operations fall into one dominant industry segment, secure content management (“SCM”). The company manages its operations primarily in the United States and accordingly does not have geographic segments. Approximately 90% of the Company’s revenue is in North America with the remaining 10% disbursed over the rest of the world.

In December of 2005, International Data Corporation (IDC) published their opinion that “Unified threat management (UTM) appliances and secure content management (SCM) offer the greatest opportunity for growth (within IT security)”.

St. Bernard operates within the secure content management business segment, in the IT security market. This is the information the chief operating decision maker of the Company uses to assess the overall performance and make resource allocation decisions.

Within the secure content management segment there are four major technology groups, each with specific product functionality. According to IDC, the secure content management hierarchy is as follows:

Malicious Content Defense	Message Security	Web Filtering
Anti-virus	Anti-spam	Web Site Categorization
Anti-spyware	Message Blocking	URL Filtering
Zero-Day Attack Defense	Multi-protocol Content Filtering	Internet Access Controls
Intrusion Prevention	Message/Protocol Hygiene
Anti-Phishing	Message Encryption

St. Bernard’s current product offerings are summarized as follows:

Malicious Content Defense	Message Security	Web Filtering
iPrism	ePrism	iPrism
	Anti-spam	Web Site Categorization
Anti-spyware	Message Blocking	URL Filtering
Anti-Phishing	Multi-protocol Content Filtering	Internet Access Controls
UpdateEXPERT	iPrism
Anti-Spyware	Multi-protocal Filtering
Anti-Phishing	Message Blocking
Zero Day Attach Defense
Intrusion Prevention
ePrism
Anti-virus

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

St. Bernard’s Open File Manager (OFM) is a data protection product that loosely fits into SCM. The product allows a business or enterprise to avoid incomplete data backups and eliminate data backups with corrupted files. It is also a single solution that allows data backup across the entire business or enterprise. Although not stated, secure content management requires an ability to backup and restore the data being managed.

All of St. Bernard’s products fall into this common definition of SCM, management has determined that the single SCM segment best fits the company business.

Geographically, St. Bernard sells SCM products outside of North America but it accounts for less than 10% of the company’s total business. The chief operating decision maker does not place significant consideration on that information when assessing financial performance or resource allocations.

A copy of the monthly reporting package that the CODM utilizes in making decisions on how to allocate resources and assess performance is being supplementally provided to the Staff under a request for confidentiality.

Sand Hill IT Security Acquisition Corporation

Report of independent registered accounting firm, F-35

100.
We note your disclosures regarding restatements included in note 9 and Form 8-K filed on December 16, 2005. However, it appears that the date of the audit report for the year ended December 31, 2004 has not been updated or dual dated referencing to the restatements that occurred subsequent to audit report dated March 15, 2005. Please advise your accountant to revise the audit report accordingly in accordance with AU 530 and 561.

Please see the response to comment number 102 which addresses this comment.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

Statement of operations. F-37

101.	Disclose the significant components of formation and operating costs on the face of the statement of operations or in a note thereto.

The Amended S-4 has been revised to disclose the significant components of formation and operating costs on the face of the statement of operations.

Statement of stockholders’ equity, F-39

102.	It appears that the restatement discussed in note 10 has not been reflected in this statement. Please revise accordingly.

The financial statements filed as part of the Amended S-4 have been revised to reflect the restatement in the Statement of Stockholders’ Equity.

Note 9- Stock option plan, F-45

103.
Please revise to disclose the fair value of unit purchase option granted to the underwriters and options granted to advisory board. Include a brief discussion of how the assumptions utilized within the model were determined.

The Amended S-4 has been revised to include the suggested disclosure.

Interim financial statements for the nine months ended September 30. 2005 and 2004

General

104.	Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

We supplementally advise the Staff that the interim financial statements are no longer a part of the Amended S-4.

105.	Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide current consents of the independent accountants in any amendment.

We supplementally advise the Staff that we have duly noted and considered the updating requirements of Rule 3-12(g). Current consents of the independent accountants have been filed with the Amended S-4.

Other Exchange Act Filings

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

106.
Please revise your Forms 10-KSB for the year ended December 31, 2004 (filed December 16, 2005), 10-QSB for the quarterly period ended March 31, 2005, June 30, 2005 and September 30, 2005 (filed December 16, 2005) and any other applicable filings to comply with the comments above.

We supplementally advise that Staff that we believe that as a result of the financial statements filed with the Form 10-KSB for the year ended December 31, 2005, we believe that no further revisions of prior filings are necessary to comply with the above comments.

Exhibits

107.	Please provide us supplementally with the Company Disclosure Letter referenced in the Agreement and Plan of Merger.

The Company Disclosure Letter is being supplementally provided to the Staff under a request for confidentiality.

108.	Please file a validly executed first amendment to agreement and plan of merger.

A validly executed first amendment has been filed as an exhibit to the Amended S-4.

109.
Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

A revised legal opinion has been filed as an exhibit to the Amended S-4.

110.	Please file exhibit 21.

An exhibit 21 has been filed as an exhibit to the Amended S-4.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
March 16, 2006

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours, /s/ Gregory J. Schmitt Gregory J. Schmitt

GJS:jam
Enclosures